SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34270; File No. 812-15119-01

Delaware Wilshire Private Markets Master Fund, et al.; Notice of Application

May 12, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application for an order under section 17(d) of the Investment Company Act of
1940 (the "Act") and rule 17d-1 under the Act permitting certain joint transactions otherwise
prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end investment
companies to co-invest in portfolio companies with each other and with affiliated investment
funds and accounts.

Applicants: Delaware Wilshire Private Markets Master Fund ("Master Fund"); Delaware
Wilshire Private Markets Fund ("Feeder Fund A"); Delaware Wilshire Private Markets Tender
Fund ("Feeder Fund T"); Delaware Management Company, a series of Macquarie Investment
Management Business Trust ("Macquarie", on behalf of itself and its successors[1]); Wilshire
Advisors LLC ("Wilshire", on behalf of itself and its successors); BVK Europe Opportunities
Fund I, L.P.; BVK Europe Opportunities Fund II, L.P.; BVK Europe Opportunities Fund III,
L.P.; Summit Hill Credit Fund, L.P.; Summit Hill Real Assets Fund, L.P.; Wilshire BVV Europe
Venture Fund, L.P. (Series I); Wilshire BVV Europe, L.P. (Series I); Wilshire BVV Europe, L.P.
(Series II); Wilshire BVV Europe, L.P. (Series III); Wilshire BVV Europe, L.P. (Series IV);

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[1] The term "successor" as applied to each Adviser (as defined below), means an entity that results from a
reorganization into another jurisdiction or change in the type of business organization.

Wilshire BVV Europe, L.P. (Series V); Wilshire BVV U.S., L.P. (Series I); Wilshire BVV U.S., L.P. (Series II); Wilshire BVV U.S., L.P. (Series III); Wilshire BVV U.S., L.P. (Series IV); Wilshire BVV U.S., L.P. (Series V); Wilshire BVV U.S., L.P. (Series VI); Wilshire Global Private Markets Fund IX, L.P.; Wilshire New Waves Fund, L.P.; Wilshire Private Credit Annual Fund Series, L.P.; Wilshire Private Equity Annual Fund Series, L.P.; Wilshire Private Markets Family Office Fund I, L.P.; Wilshire Private Markets Family Office Fund II, L.P.; Wilshire Private Markets Family Office Fund III, L.P.; Wilshire Private Markets Family Office Fund IV, L.P.; Wilshire Private Markets Real Estate Family Office Fund I, L.P. (together with each such entity's direct and indirect wholly owned subsidiaries, collectively, "Existing Affiliated Funds").

Filing Dates: The application was filed on April 2, 2020, and amended on November 13, 2020, March 30, 2021 and May 6, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 7, 2021, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael Beattie, SEI Investments, MBeattie@seic.com, Nick Teunon, Wilshire Advisors LLC, NTeunon@Wilshire.com; David Connor, Delaware Management Company,

David.Connor@Macquarie.com; and Sean Graber, Esq., Morgan, Lewis & Bockius LLP, sean.graber@morganlewis.com.

FOR FURTHER INFORMATION: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Master Fund is a Delaware statutory trust and is a non-diversified, closed-end management investment company registered under the Act. Master Fund's Objectives and Strategies[2] are to provide efficient access to the private markets with the goals of offering long-term capital appreciation and current income. Master Fund has a board of trustees, a majority of which is comprised of members who are not "interested persons" within the meaning of section 2(a)(19) of the Act (the "Non-Interested Trustees"). No Non-Interested Trustee will have any direct or indirect financial interest in any Co-Investment Transaction (as defined below) or any interest in any portfolio company, other than indirectly through share ownership (if any) in Master Fund, Feeder Fund A, Feeder Fund T or a Future Regulated Fund (as defined below).

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[2]   "Objectives and Strategies" means, with respect to a Regulated Fund (as defined below), the investment objectives and strategies of such Regulated Fund, as described in such Regulated Fund's registration statement, other filings the Regulated Fund has made with the Commission under the Act, under the Securities Act of 1933, as amended ("1933 Act") or under the Securities Exchange Act of 1934, as amended, or in the Regulated Fund's reports to shareholders.

2.   Each of Feeder Fund A and Feeder Fund T is a Delaware statutory trust and is a non-diversified, closed-end management investment company registered under the Act. Each of Feeder Fund A's and Feeder Fund T's Objectives and Strategies are to provide efficient access to the private markets with the goals of offering long-term capital appreciation and current income by investing substantially all of their assets in the Master Fund. Each of Feeder Fund A and Feeder Fund T has a board of trustees, the majority of which are Non-Interested Trustees. No Non-Interested Trustee will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in Feeder Fund A, Feeder Fund T, Master Fund or a Future Regulated Fund.

3.   The Existing Affiliated Funds are investment funds each of which would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. The investment adviser to the Existing Affiliated Funds is Wilshire.

4.   Macquarie is a series of a Delaware statutory trust and registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Macquarie serves as the investment adviser to the Existing Regulated Funds[3] and has engaged Wilshire to serve as sub-adviser to the Existing Regulated Funds.

5.   Wilshire, a California corporation, is an investment adviser registered with the Commission under the Advisers Act. Wilshire identifies investment opportunities and executes on trading strategies for the Existing Regulated Funds subject to investment guidelines agreed to by Macquarie and Wilshire. Macquarie has established guidelines, monitoring and reporting procedures to evaluate the performance of Wilshire but is not responsible for making or ratifying

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[3] "Existing Regulated Funds" means Feeder Fund A, Feeder Fund T and Master Fund.

any investment decisions made by Wilshire. Macquarie is not an affiliated person (as defined in Section 2(a)(3) of the Act) of Wilshire.

6. Applicants seek an order ("Order") to permit one or more Regulated Funds[4] and/or one or more Affiliated Funds[5] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program"), where such participation would otherwise be prohibited under rule 17d-1, by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;[6] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in

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[4]   "Regulated Fund" means the Existing Regulated Funds and any Future Regulated Fund. "Future Regulated Fund" means any closed-end investment management company (a) that is registered under the Act, (b) whose investment adviser (and any sub-adviser, if any) is a Wilshire Adviser, and (c) that intends to participate in the Co-Investment Program. The term "Macquarie Adviser" means (a) Macquarie and (b) any future investment adviser that controls, is controlled by or is under common control with Macquarie, is registered as an investment adviser under the Advisers Act and is not a Regulated Fund or a subsidiary of a Regulated Fund. The term "Wilshire Adviser" means (a) Wilshire, and (b) any future investment adviser that controls, is controlled by or is under common control with Wilshire, is registered as an investment adviser under the Advisers Act, or is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with Wilshire, and is not a Regulated Fund or a subsidiary of a Regulated Fund. The term "Adviser" means (a) a Macquarie Adviser or (b) a Wilshire Adviser; provided that a Wilshire Adviser serving as a sub-adviser to an Affiliated Fund (defined below) is included in this term only if (i) the investment adviser is a Wilshire Adviser and (ii) such Adviser controls the entity. Applicants state that the Macquarie Advisers will only be subject to conditions 2(c)(iv), 12, 13 and 14 of the application.

[5]   "Affiliated Fund" means the Existing Affiliated Funds, any Future Affiliated Fund and any Wilshire Proprietary Accounts. "Future Affiliated Fund" means any entity (a) whose investment adviser (and any sub-adviser, if any) is a Wilshire Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program. "Wilshire Proprietary Accounts" means any existing or future direct or indirect, wholly or majority-owned subsidiary of Wilshire, or a Wilshire Adviser, that, from time to time, may hold various financial assets in a principal capacity.

[6]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the 1933 Act.

which a Regulated Fund (or a Wholly-Owned Investment Subsidiary (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.[7]

7.   Applicants state that Macquarie has delegated responsibility for the Co-Investment Program to Wilshire. Applicants further state that Wilshire has sole responsibility for causing the Regulated Funds and any Affiliated Fund to enter into a Potential Co-Investment Transaction and is responsible for ensuring that the Wilshire Advisers, the Regulated Funds, and any Affiliated Funds comply with the conditions of the application.

8.   Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.[8] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of rule 17d-1. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned

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[7]   All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[8]   The term "Wholly-Owned Investment Subsidiary" means an entity (i) that is wholly-owned by the applicable Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and incur debt (which is or would be consolidated with other indebtedness of such Regulated Fund for financial reporting or compliance purposes under the Act) on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's board of trustees ("Board") has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act.

Investment Subsidiary's participation in any such transaction be treated, for purposes of the requested Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the parent Regulated Fund's investments and, therefore, no conflicts of interest could arise between a Regulated Fund and its Wholly-Owned Investment Subsidiary. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Fund's place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.

9.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment ("Available Capital"), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser for these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by both a majority of the trustees of the Board who have no financial interest in such transaction, plan or arrangement and a majority

of such trustees who are Non-Interested Trustees (a "Required Majority"),[9] eligible to vote on that Co-Investment Transaction (the "Eligible Trustees").[10]

10.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Regulated Fund's Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Regulated Fund's Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

11.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Trustees. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

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[9]   "Required Majority" has the meaning provided in Section 57(o) of the Act. The trustees of a Regulated Fund that make up the Required Majority will be determined as if the Regulated Fund were a business development company ("BDC") subject to Section 57(o).

[10]   The term "Eligible Trustees" means the trustees who are eligible to vote under Section 57(o) as if the Regulated Fund were a BDC subject to Section 57(o).

12.   Applicants state that if an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and any Affiliated Fund (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as required under condition 14.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Applicants state that in the absence of the requested relief, the Regulated Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order shall be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an

Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current

Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination

of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's

then-current circumstances.

2.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-

Investment Transaction to be appropriate for the Regulated Fund, it will then determine an

appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by

the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the

amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds,

collectively, in the same transaction, exceeds the amount of the investment opportunity, the

investment opportunity will be allocated among them pro rata based on each participant's

Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will

provide the Eligible Trustees of each participating Regulated Fund with information concerning

each participating party's Available Capital to assist the Eligible Trustees with their review of

the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable

Adviser will distribute written information concerning the Potential Co-Investment Transaction

(including the amount proposed to be invested by each participating Regulated Fund and

Affiliated Fund) to the Eligible Trustees of each participating Regulated Fund for their

consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the Regulated Fund's shareholders; and

(B) the Regulated Fund's then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or Affiliated Funds; provided that if any other Regulated Funds or Affiliated Funds, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, any Affiliated Funds or other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the

Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8[11], a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, an Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

(a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:[12]

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[11]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

[12]   Any Wilshire Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 7(a)(i) and 8(a)(i).

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.

(a)   If any Affiliated Fund or Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Fund that participated in the co-investment transaction of the proposed Follow-On Investment at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Wilshire Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Trustees may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[13] (including break-up or commitment fees but excluding broker's fees contemplated section 17(e) of the Act) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other

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[13]   The Applicants are not requesting, and the staff is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the investment advisory agreements between such Adviser and the Regulated Fund or Affiliated Fund).

14.   If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund's other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board's composition, size or manner of election.

15.   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under the Act, will prepare an annual report for the Board of such Regulated Fund that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the application and procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Assistant Secretary.